SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13D
                                Amendment No. 8


                   Under the Securities Exchange Act of 1934
                Information to be included in statements filed
                   pursuant to Rule 13D-1(A) and Amendments
                    thereto filed pursuant to Rule 13D-2(A)

                                PartnerRe Ltd.
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                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
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                        (Title of Class of Securities)

                                  G6852T-105
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                                (CUSIP Number)

                              Markus U. Diethelm
              Chief Legal Officer and Member of Senior Management
                           Swiss Reinsurance Company
                               50/60 Mythenquai
                          Ch-8022 Zurich, Switzerland
                                                     TEL. NO.:
011-41-43-285-2162
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 14, 2002
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


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CUSIP No.  G6852T-105                                    Page 2 of 4 Pages
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1        NAME OF REPORTING PERSON
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         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Swiss Reinsurance Company
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                          (a)  | X |
                                                     (b)  |   |
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3        SEC USE ONLY

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4        SOURCE OF FUNDS (See Instructions)

         WC
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Switzerland
-------------------------- ---------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    96,000
         SHARES            ---------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,515,969
        OWNED BY           ---------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    96,000
        REPORTING          ---------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    8,515,969
          WITH
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,611,969
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.2%
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14       TYPE OF REPORTING PERSON (See Instructions)

         CO
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

                                 SCHEDULE 13D

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CUSIP No.  G6852T-105                                    Page 3 of 4 Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         European Reinsurance Company of Zurich
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                          (a)  | X |
                                                     (b)  |   |
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3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         WC
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Switzerland
-------------------------- ---------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            ---------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    0
        OWNED BY           ---------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ---------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    0
          WITH
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%
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14       TYPE OF REPORTING PERSON (See Instructions)

         CO
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

                                 SCHEDULE 13D


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CUSIP No.  G6852T-105                                    Page 4 of 4 Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SwissRe Capital Management (Bermuda) Ltd.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                          (a)  | X |
                                                     (b)  |   |
------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         WC, OO
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Bermuda
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                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            ---------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,515,969
        OWNED BY           ---------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ---------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    8,515,969
          WITH
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,515,969
------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.1%
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14       TYPE OF REPORTING PERSON (See Instructions)

         CO
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

          The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

         This Amendment No. 8 to Schedule 13D amends the Schedule 13D, dated as of June 13, 1997, as amended by Amendment No. 1, dated July 16, 1997, Amendment No. 2, dated September 10, 1997, Amendment No. 3, dated November 20, 1997, Amendment No. 4, dated January 26, 2000, Amendment No. 5, dated September 21, 2001, Amendment No. 6, dated December 26, 2001 and Amendment No. 7, dated November 1, 2002 (collectively, the "13D"), filed with respect to the shares of common stock, par value $1.00 per share (the "Common Stock") of PartnerRe Ltd., a Bermuda company (the "Company").

Item 2.  Identity and Background

         Item 2 of the 13D is hereby amended and restated in its entirety as follows:

         "This statement is filed by Swiss Reinsurance Company, a Swiss company ("Swiss Re"), and its wholly owned subsidiary, SwissRe Capital Management (Bermuda) Ltd. (collectively, the "Reporting Persons").

                  The principal business of Swiss Re and its subsidiaries (the "Swiss Re Group") is engaging in reinsurance and related activities throughout the world. The reinsurance companies in the Swiss Re Group transact almost all lines of reinsurance. There is no control person of Swiss Re.

                  The address of the principal business and the principal office of Swiss Re is 50/60 Mythenquai, CH-8022 Zurich, Switzerland. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Swiss Re is set forth on Schedule A hereto ("Schedule A"), which is incorporated herein by reference.

                  The address of the principal business and the principal office of SwissRe Capital Management (Bermuda) Ltd. is Mintflower Place, 8 Par-la-Ville Road, Hamilton HM GX, Bermuda. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of SwissRe Capital Management (Bermuda) Ltd. is set forth on Schedule C hereto ("Schedule C"), which is incorporated herein by reference."

         Schedule B to the 13D is hereby deleted in its entirety.

Item 3.  Source and Amount of Funds or Other Consideration

         The third paragraph of Item 3 of the 13D is hereby amended and restated in its entirety as follows:

         "Swiss Re owns options ("Options") to acquire 96,000 shares of Common Stock which were initially granted by the Company to directors of the Company who are or were at the time also executives of Swiss Re. In accordance with the terms of such executives' employment with Swiss Re, such Options and shares were transferred to Swiss Re. No purchase price was paid in connection with Swiss Re's acquisition of the Options."

         Item 3 of the 13D is hereby further amended and supplemented by adding the following paragraph to the end thereof:

         "On November 14, 2002, pursuant to a stock purchase agreement with the Company, dated as of November 1, 2002, SwissRe Capital Management (Bermuda) Ltd. ("Capital Management") and European Reinsurance Company of Zurich ("European Re") sold 5,458,228 and 541,772 shares of Common Stock, respectively, to the Company for a price of $46.3995 per share or an aggregate purchase price of $278,397,000. A copy of the Stock Purchase Agreement was filed as Exhibit 99.1 to the 13D."


Item 4.  Purpose of the Transaction.

         Item 4 of the 13D is hereby amended and supplemented by adding the following paragraph before the final paragraph thereof:

         "On November 14, 2002, pursuant to a stock purchase agreement with the Company, dated as of November 1, 2002, Capital Management and European Re sold 5,458,228 and 541,772 shares of Common Stock, respectively, to the Company for a price of $46.3995 per share or an aggregate purchase price of $278,397,000. A copy of the Stock Purchase Agreement was filed as Exhibit 99.1 to the 13D."

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the 13D is hereby amended and restated in its entirety as follows:

         "(a) As of November 14, 2002, Swiss Re owned Options exercisable for 96,000 shares of Common Stock.

                  As of November 14, 2002, Capital Management owned (i) 7,838,096 shares of Common Stock and (ii) Class B Warrants exercisable for 677,873 shares of Common Stock.

                  As of November 14, 2002, European Re no longer owned shares of Common Stock.

                  As of November 14, 2002, Swiss Re may be deemed to beneficially own (i) the 7,838,096 shares of Common Stock owned by Capital Management and (ii) the Class B Warrants, owned by Capital Management, exercisable for 677,873 shares of Common Stock (collectively, the "Securities"). Such Securities, together with the Options owned by Swiss Re and exercisable for 96,000 shares of Common Stock, may be exercised for and/or represent 8,611,969 shares of Common Stock, or 16.2% of the outstanding Common Stock of the Company.

                  (b) As of November 14, 2002, Swiss Re has the sole power to vote and dispose of 96,000 shares of Common Stock purchasable pursuant to Options, or 0.2% of the outstanding Common Stock of the Company.

                  Swiss Re and Capital Management have the shared power to vote and to dispose of 7,838,096 shares of Common Stock and Class B Warrants exercisable for 677,873 shares of Common Stock, or 16.1% of the outstanding Common Stock of the Company.

                  European Re does not own or have power to vote shares of Common Stock of the Company.

                  The Reporting Persons may be deemed to be a "group" pursuant to Rule 13d-5(b)(1), and thus may be deemed to beneficially own 8,611,969 shares of Common Stock on an as-converted basis, or 16.2% of the outstanding Common Stock of the Company.

                  (c) On December 18, 2001, Swiss Re contributed, as surplus, 6,728,369 shares of Common Stock, and sold, for an aggregate purchase price of $109,883,570, 2,214,948 shares of Common Stock, to Capital Management

         On November 14, 2002, pursuant to a stock purchase agreement with the Company, dated as of November 1, 2002, Capital Management and European Re sold 5,458,228 and 541,772 shares of Common Stock, respectively, to the Company for a price of $46.3995 per share or an aggregate purchase price of $278,397,000. A copy of the Stock Purchase Agreement was filed as Exhibit 99.1 to the 13D.

         Except as reported in Item 3 or this Item 5, none of the Reporting Persons has effected any transactions in Common Stock during the past 60 days."

         (d) - (e) Inapplicable.


Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer

         The third paragraph of Item 3 of the 13D is hereby amended and restated in its entirety as follows:

         "In accordance with the terms of their employment with Swiss Re, various executives of Swiss Re who are also directors of the Company (currently Walter B. Kielholz) are required to transfer to Swiss Re any securities of the Company received as compensation in connection with their services as directors of the Company. Currently, 96,000 unexercised Options are beneficially owned."

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each person set forth below certifies that the information set forth in this statement is true, complete and correct.

Dated as of:  November 18, 2002

Swiss Reinsurance Company                     Swiss Reinsurance Company

/s/ Markus U. Diethelm                        /s/ Andre Pfanner
------------------------------------          ------------------------------------
Name:  Markus U. Diethelm                     Name:  Andre Pfanner
Title: Member of Senior                       Title: Member of Senior
       Management                                    Management


European Reinsurance Company of Zurich        European Reinsurance Company of Zurich

 /s/ Herbert G. Buff                          /s/ Oskar Kalin
 ------------------------------------         ------------------------------------
 Name:  Herbert G. Buff                       Name:  Oskar Kalin
 Title: Member of Senior                      Title: Member of Senior
        Management                                   Management



SwissRe Capital Management (Bermuda) Ltd.     SwissRe Capital Management (Bermuda) Ltd.

 /s/ Stefan Schroeder                         /s/ Thomas V. Coffey
 ------------------------------------         ------------------------------------
 Name:  Stefan Schroeder                      Name:   Thomas V. Coffey
 Title: Chief Executive Officer               Title:  Member of Management
